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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TUI Selects Embraer E195-E2

Amsterdam, October 20, 2022 – TUI Group has selected Embraer’s E195-E2, the quietest and most efficient aircraft under 150 seats, to join the TUI fly Belgium fleet. TUI, one of the world's leading tourism groups, will take delivery of three E195-E2 from AerCap on long-term lease. The aircraft, from AerCap’s existing fleet and powered by Pratt & Whitney GTF engines, will be delivered in a comfortable 136 seat, single class configuration, in the first half of 2023.

“We are thrilled to add the E195-E2 to our Belgium fleet. Operating on short and medium haul routes, the new airplane is the most efficient aircraft in the market. It uses less fuel, has a longer range, while at the same time is 50% quieter and emits up to a third less carbon dioxide. The airplanes will operate mostly out of Antwerp, from where they will fly to more distant airports, which will allow us to expand into new holiday destinations from Northern Belgium”, said Marco Ciomperlik, Chief Airline Officer, TUI Group.

“The selection of the E195-E2 is an important milestone to make TUI’s fleet even more efficient in support of our sustainability goals. Working together with AerCap, Embraer and Pratt & Whitney, we have agreed on an attractive package that enables TUI to provide travellers from regional airports in Belgium an even better start to their holidays,” added Tom Chandler, Managing Director Fleet and Asset Management, TUI Group

“We are very pleased to announce the lease placement of three E195-E2s with TUI. AerCap has a long history of working with TUI and we are excited to be a part of their fleet renewal plan,” said Peter Anderson, Chief Commercial Officer of AerCap. “The E195-E2s are the perfect aircraft to support TUI’s operations with greater versatility and improved efficiencies, enabling them to meet their sustainability commitments. We wish TUI every success with the E2-Jets, and we look forward to working with them as these aircraft deliver.”

Martyn Holmes, Chief Commercial Officer, Embraer Commercial Aviation, added, “We welcome TUI, already operators of the first generation E190, to the E2 family of operators. The economics of the E195-E2 combined with its comfort, is a win win for TUI – allowing the operator to increase capacity and delight their guests, while still reducing fuel costs and lowering emissions. We’re pleased to continue our long relationship with TUI and thank AerCap for their partnership.”

Aircraft Images: https://embraer.imagerelay.com/ml/bf7a041869194533be98bf31aab1f07a

Follow us on Twitter: @Embraer

About the TUI Group

The TUI Group is one of the world's leading tourism groups. The company is based in Germany. TUI shares are listed on the FTSE 250, an index of the London Stock Exchange, on the regulated market of the Lower Saxony Stock Exchange in Hanover and on the over-the-counter market of the Frankfurt Stock Exchange. The TUI Group offers integrated services from a single source for its 27 million customers, 21 million of whom are in the European national companies.

The entire tourism value chain is mapped under one roof. This includes over 400 hotels and resorts with premium brands such as RIU, TUI Blue and Robinson and 16 own cruise ships, from MS Europa and MS Europa 2 in the luxury class and expedition ships to the Mein Schiff fleet of TUI Cruises and cruise ships at Marella Cruises in the UK. The group also includes Europe's leading tour operator brands and online marketing platforms, five airlines with more than 100 modern medium and long-haul aircraft and over 1,000 travel agencies. In addition to expanding the core business with hotels, cruises via successful joint ventures and activities in holiday destinations, TUI is increasingly focusing on the expansion of digital platforms. The group is transforming into a digital company.

Global responsibility for sustainable economic, ecological and social action is at the heart of our corporate culture. With projects in 25 countries, the TUI Care Foundation initiated by TUI focuses on the positive effects of tourism, on education and training and on strengthening environmental and social standards. In this way, it supports holiday destinations in their development. The globally active TUI Care Foundation initiates projects that create new opportunities for the next generation.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Abu Dhabi, Seattle, Toulouse and other locations around the world.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations